

SE 02005379 COMMISSION ...549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52988

FEB 27 2002

3/4/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: eMONEY SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 WEST LANCASTER AVENUE
(No. and Street)

PAOLI (City) PA (State) 19301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL ROSENBLATT 610-651-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIANA CARR & O'CONNOR, LLP
(Name – *if individual, state last, first, middle name*)

1500 E. LANCASTER AVE. SUITE 202 (Address) PAOLI, (City) PA (State) 19301 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MICHAEL A. ROSENBLATT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of e MONEY SECURITIES LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

Notarial Seal
Mary Ann Pizzico, Notary Public
Willistown Twp., Chester County
My Commission Expires Feb. 2, 2004
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

eMONEY SECURITIES, LLC

December 31, 2001

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

eMONEY SECURITIES, LLC

Financial Statements and Supplementary Financial Information

December 31, 2001

and

INDEPENDENT AUDITOR'S REPORT

I N D E X

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
eMoney Securities, LLC
Paoli, Pennsylvania

We have audited the accompanying statement of financial condition of eMoney Securities, LLC (the Company) as of December 31, 2001, and the related statements of operations and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eMoney Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 to 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 12, 2002

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

eMONEY SECURITIES, LLC
Statement of Financial Condition
December 31, 2001

Cash	$7,000
Total assets	$7,000
Member's equity	$7,000

(The accompanying notes are an integral part of this financial statement.)

eMONEY SECURITIES, LLC
Statement of Operations and Member's Equity
For the Year Ended December 31, 2001

Revenue:	
Commissions	$17,858
Expenses:	
Management fees	17,858
Net income	-0-
Member's equity - beginning of year	7,000
Member's equity - end of year	$ 7,000

(The accompanying notes are an integral part of this financial statement.)

eMONEY SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ -0-
Net cash provided by operating activities	-0-
Net increase in cash	-0-
Cash - beginning of year	7,000
Cash - end of year	$7,000

(The accompanying notes are an integral part of this financial statement.)

eMONEY SECURITIES, LLC
Notes to Financial Statements
December 31, 2001

(1) ORGANIZATION AND BACKGROUND

eMoney Securities, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company is a single member Pennsylvania limited liability company that is a wholly owned subsidiary of eMoney Advisors, Inc. (Advisors). The Company shares in the commissions earned from the sale of mutual funds, variable life insurance and variable annuities by its customers.

(2) SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2001, the Company has net capital, as defined, of $7,000 which was $2,000 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 as of December 31, 2001.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities. Therefore, Schedules II and III on pages 7 and 8 are not applicable.

(4) RELATED PARTY TRANSACTIONS

The accompanying financial statements may not necessarily be indicative of the conditions that would have existed if the Company had not been affiliated with Advisors. Advisors furnished office space, equipment and professional services to the Company at no cost. In addition, Advisors absorbed all operating expenses and assumed all liabilities of the Company. Management fees paid to Advisors for the year ended December 31, 2001 totaled $17,858.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

eMONEY SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

Net capital:	
Total member's equity	$7,000
Less - ownership equity not allowable for net capital	-0-
Total member's equity qualified for net capital	7,000
Less - total non-allowable assets	-0-
Less - haircuts on securities	-0-
Net capital	$7,000
Aggregate indebtedness	$ -0-
Total aggregate indebtedness	$ -0-
Computation of basic net capital requirement:	
Net capital requirement	$5,000
Net capital	7,000
Excess of net capital	2,000
Excess of net capital at 1000%	$7,000
Ratio of aggregate indebtedness to net capital	0 to 1

Schedule II

eMONEY SECURITIES, LLC
Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Not Applicable: The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1). The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

Schedule III

eMONEY SECURITIES, LLC
Information Relating to Possession or Control Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Not Applicable: The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1). The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

eMONEY SECURITIES, LLC
Notes to Supplemental Schedules
December 31, 2001

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2001 Focus Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2001 Focus Part IIA filing.